Exhibit 4.1(f)

SIXTH AMENDMENT

OF

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

WHEREAS, FMC Technologies, Inc. (the “Company”) maintains the FMC Technologies, Inc. Savings and Investment Plan, as amended and restated effective January 1, 2013 (the “Plan”).

WHEREAS, the Company desires to amend the Plan to provide for the full vesting of certain participant accounts with respect to participants who cease to be employees of the Company effective December 30, 2016 as a result of the sale of the Material Handling Chalfont business to TAKRAF USA, Inc., effective December 30, 2016; and

WHEREAS, the Sixth Amendment will supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions of the amendment;

NOW, THEREFORE, by virtue of the authority reserved to the Company by Section 12.1 of the Plan, the Plan is hereby amended as follows, effective as of December 30, 2016, respectively:

1. Section 4.2.9 of the Plan is hereby amended to add the following sentences to the end thereto to read as follows:

Notwithstanding any other provision of the Plan, effective December 30, 2016, the Accounts of any Participant who ceased to be an employee of the Company effective as of December 30, 2016, as a result of the sale of the Material Handling Chalfont business TAKRAF USA, Inc., effective December 30, 2016, shall at all times be fully vested.

IN WITNESS WHEREOF, the Company has caused this amendment to be executed by a duly authorized representative this 13th day of January, 2017.

FMC Technologies, Inc.

By: /s/ Maryann T. Mannen

Its: Executive Vice President & CFO

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